06050267

DSTATES
CHANGE COMMISSION
n, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response..... 12.00

DITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-14068~~

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 22 2006
WASH., D.C.
190

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2005 AND ENDING September 30, 2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PENSION PLANNERS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9700 BUSINESS PARK DRIVE, SUITE 102
(No. and Street)

SACRAMENTO (City) CA (State) 95827 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JON NEUBERT (916) 362-4107
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREG MICHAEL LANG
(Name – *if individual, state last, first, middle name*)

335 33RD STREET (Address) SACRAMENTO (City) CA (State) 95827 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 07 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JON NEUBERT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENSION PLANNERS SECURITIES, INC., as of SEPTEMBER 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 11/21/06

PRESIDENT
Title

Notary Public

ROBERT T. SEGURA
Comm. # 1555663
NOTARY PUBLIC-CALIFORNIA
Sacramento County
My Comm. Expires Feb. 27, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California
County of Sacramento } ss.

Subscribed and sworn to (or affirmed) before me on this 21 day of November, 2006, by Jon M. Neubert (Signer), personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ROBERT T. SEGURA
Comm. # 1555663
NOTARY PUBLIC - CALIFORNIA
Sacramento County
My Comm. Expires Feb. 27, 2009

Robert T. Segura
NOTARY'S SIGNATURE

OPTIONAL INFORMATION

The information below is optional. However, it may prove valuable and could prevent fraudulent attachment of this form to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

- ☐ INDIVIDUAL
- ☒ CORPORATE OFFICER
  President
  TITLE(S)
- ☐ PARTNER(S)
- ☐ ATTORNEY-IN-FACT
- ☐ TRUSTEE(S)
- ☐ GUARDIAN/CONSERVATOR
- ☐ SUBSCRIBING WITNESS
- ☐ OTHER: ______

ABSENT SIGNER (PRINCIPAL) IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)

DESCRIPTION OF ATTACHED DOCUMENT

Annual Audited Report
TITLE OR TYPE OF DOCUMENT

21
NUMBER OF PAGES

November 21, 2006
DATE OF DOCUMENT

______
OTHER

RIGHT THUMBPRINT OF SIGNER

Top of thumbprint here

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response.......12.00

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [x] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: PENSION PLANNERS SECURITIES, INC. [13]

SEC FILE NO.: 8-14068 [14]

FIRM I.D. NO.: 68-0107040 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

9700 BUSINESS PARK DRIVE, SUITE 102 [20]
(No. and Street)

SACRAMENTO [21] CA [22] 95827 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): OCTOBER 1, 2005 [24]

AND ENDING (MM/DD/YY): SEPTEMBER 30, 2006 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: JON NEUBERT [30]

(Area Code) — Telephone No.: (916) 362-4107 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 20TH day of NOVEMBER 20 06

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

LANG, GREG MICHAEL [70]

ADDRESS

335 33RD STREET [71]	SACRAMENTO [72]	CA [73]	95816 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] XX Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PENSION PLANNERS SECURITIES, INC. | N3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) SEPTEMBER 30, 2006 | 99
SEC FILE NO. 8-14068 | 98
Consolidated | 198
Unconsolidated | 199

		Allowable		Non-Allowable		Total	
1.	Cash	$ 78,904	200			$ 78,904	750
2.	Receivables from brokers or dealers:						
	A. Clearance account		295				
	B. Other	112,500	300	$ 12,500	550	125,000	810
3.	Receivable from non-customers		355		600		830
4.	Securities and spot commodities owned at market value:						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities	171,768	424				
	E. Spot commodities		430			171,768	850
5.	Securities and/or other investments not readily marketable:						
	A. At cost $ ____ 130						
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
	A. Exempted securities $ ____ 150						
	B. Other securities $ ____ 160						
7.	Secured demand notes:		470		640		890
	Market value of collateral:						
	A. Exempted securities $ ____ 170						
	B. Other securities $ ____ 180						
8.	Memberships in exchanges:						
	A. Owned, at market $ ____ 190						
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11.	Other assets		535		735		930
12.	TOTAL ASSETS	$ 363,172	540	$ 12,500	740	$ 375,672	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER — as of 9/30/06

PENSION PLANNERS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 112,500 [1115]	[1305]	112,500 [1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	166,406 [1205]	[1385]	166,406 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 278,906 [1230]	$ [1450]	$ 278,906 [1760]

Ownership Equity

		Total
21. Sole Proprietorship		15 $ [1770]
22. Partnership (limited partners)	11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		8,800 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		87,966 [1794]
E. Total		96,766 [1795]
F. Less capital stock in treasury		16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 96,766 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 375,672 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PENSION PLANNERS SECURITIES, INC. as of 9/30/06

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 96,766	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			96,766	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 96,766	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 12,500	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(12,500)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 84,266	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities Includes Uninsured Money Funds	22,460	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(22,460)	3740
10.	Net Capital			$ 61,806	3750

OMIT PENNIES

NET CAPITAL PER FOCUS REPORT FILED FOR THE QUARTER ENDING SEPTEMBER 30, 2006	$107,384
ADJUSTMENTS:	
CORRECT ACCRUED STATE AND FEDERAL INCOME TAXES AND PENALTIES	(5,070)
CORRECT HAIRCUT	(508)
CORRECT ACCRUAL FOR ADMINISTRATIVE EXPENSES	(40,000)
NET CAPITAL FOR SEPTEMBER 30,2006 AUDITED FINANCIAL STATEMENTS	$61,806

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PENSION PLANNERS SECURITIES, INC. as of 9/30/06

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)		$ 18,594	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)		$ 18,594	3760
14. Excess net capital (line 10 less 13)		$ 43,212	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	[22]	$ 33,915	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 278,906	3790
17. Add:				
A. Drafts for immediate credit	[21] $	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Total aggregate indebtedness			$ 278,906	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 451.26	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			% N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits		$	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	[23]	$	3880
23. Net capital requirement (greater of line 21 or 22)		$	3760
24. Excess capital (line 10 less 23)		$	3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000		$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PENSION PLANNERS SECURITIES, INC.

For the period (MMDDYY) from 10/1/05 [3932] to 9/30/06 [3933]
Number of months included in this statement [3931]

STATEMENT OF INCOME (LOSS)

REVENUE				
1.	Commissions:			
	a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
	b. Commissions on listed option transactions			3938
	c. All other securities commissions		8,711,424	3939
	d. Total securities commissions		8,711,424	3940
2.	Gains or losses on firm securities trading accounts			
	a. From market making in options on a national securities exchange			3945
	b. From all other trading			3949
	c. Total gain (loss)			3950
3.	Gains or losses on firm securities investment accounts Gain on Securities		16,032	3952
4.	Profit (loss) from underwriting and selling groups			3955
5.	Revenue from sale of investment company shares		3,596,490	3970
6.	Commodities revenue			3990
7.	Fees for account supervision, investment advisory and administrative services		1,529,940	3975
8.	Other revenue Interest and Dividend Income		10,307	3995
9.	Total revenue		$ 13,864,193	4030
EXPENSES				
10.	Salaries and other employment costs for general partners and voting stockholder officers		1,359,884	4120
11.	Other employee compensation and benefits		11,737,287	4115
12.	Commissions paid to other broker-dealers			4140
13.	Interest expense			4075
	a. Includes interest on accounts subject to subordination agreements	4070		
14.	Regulatory fees and expenses			4195
15.	Other expenses Includes State Income Tax of $2,165 and		734,197	4100
16.	Total expenses Federal Income Tax of $5,438		$ 13,831,368	4200
NET INCOME				
17.	Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 32,825	4210
18.	Provision for Federal income taxes (for parent only)			4220
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
	a. After Federal income taxes of	4338		
20.	Extraordinary gains (losses)			4224
	a. After Federal income taxes of	4239		
21.	Cumulative effect of changes in accounting principles		32,825	4225
22.	Net income (loss) after Federal income taxes and extraordinary items		$	4230
MONTHLY INCOME				
23.	Income (current month only) before provision for Federal income taxes and extraordinary items		$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PENSION PLANNERS SECURITIES, INC

For the period (MMDDYY) from 10/1/05 to 9/30/06

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			$113,941	4240
	A. Net income (loss)			32,825	4250
	B. Additions (Includes non-conforming capital of	$	4262)		4260
	C. Deductions (Includes non-conforming capital of Shareholder Dividend Distribution	$ 50,000	4272)	50,000	4270
2.	Balance, end of period (From item 1800)			$ 96,766	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	$ NONE	4300
	A. Increases	NONE	4310
	B. Decreases	NONE	4320
4.	Balance, end of period (From item 3520)	$ NONE	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PENSION PLANNERS SECURITIES, INC. as of 9/30/06

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 RBC DAIN RAUSCHER (8-45411) [4335] X [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ 36 [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

PENSION PLANNERS SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
Year ended September 30, 2006

GREG M. LANG, C.P.A., INC.

To the Board of Directors
Pension Planners Securities, Inc.
Sacramento, California

I have audited the accompanying balance sheet of Pension Planners Securities, Inc., as of September 30, 2006 and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pension Planners Securities, Inc., as of September 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Also, I have prepared and examined the supplementary schedules (pages 1 through 7 of Form X-17a-5(a)) which follow the notes to the aforementioned financial statements and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

November 20, 2006

335 33rd Street, Sacramento, CA 95816

Phone: 916.443.4502 ¥ **Facsimile:** 916.443.6746 ¥ **Pager:** 916.326.8106 ¥ **E-mail:** gmlcpa@aol.com

PENSION PLANNERS SECURITIES, INC.
BALANCE SHEET
September 30, 2006

ASSETS

Current Assets	
Cash and cash equivalents	$ 104,323
Commissions and other receivables	125,000
Investments - securities	146,349
Total Current Assets	$ 375,672

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities	
Accounts payable – Commission deposits	$ 222,893
Accrued expenses	50,943
Accrued Federal and State Income Tax	5,070
Total Current Liabilities	278,906
Shareholders' Equity	
Common stock, 1,000 shares authorized, 900 shares issued and outstanding	8,800
Retained earnings	87,966
Total Shareholders' Equity	96,766
Total Liabilities and Shareholders' Equity	$ 375,672

See accompanying notes and auditors' report.

PENSION PLANNERS SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
Year ended September 30, 2006

Commission Income	$ 13,837,854
Expenses	
Commissions	12,077,171
Officers' compensation	1,020,000
Common administrative expenses	590,054
Insurance	2,000
Licenses and fees	(34,735)
Outside services	625
Accounting and auditing	18,217
Bank charges	115
Retirement contribution	136,694
Marketing	13,533
Total Expenses	13,823,674
Net Income From Operations	14,180
Other Income	
Miscellaneous income	250
Dividend income	2,346
Interest income	7,711
Total Other Income	10,307
Net Income	24,487
Other Comprehensive Income(loss)	
Unrealized holding gain arising during the year-investments - securities	16,032
Total Impact on Comprehensive Income	16,032
Income Tax Expense	7,694
Net Income	32,825
Retained Earnings, September 30, 2005	105,141
Less Dividend Distribution to Shareholders	(50,000)
Retained Earnings, September 30, 2006	$ 87,966

See accompanying notes and auditors' report.

PENSION PLANNERS SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year ended September 30, 2006

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows From Operating Activities	
Net Income	$ 32,825
Adjustments to reconcile net income to net cash utilized by operating activities:	
Unrealized gain on investments - securities	(16,032)
Purchase of Investments-Securities	(1,299)
Dividend distribution to shareholders	(50,000)
Changes in assets and liabilities:	
Decrease in commissions receivable	63,000
Increase in accounts payable	38,097
Decrease in prepaid income taxes	2,096
Decrease in commissions payable	(66,100)
Increase in accrued income taxes payable	5,070
Total Adjustments	(25,168)
Net Cash Utilized By Operating Activities	7,657
Cash and Cash Equivalents, September 30, 2005	96,666
Cash and Cash Equivalents, September 30, 2006	$ 104,323

Supplementary Disclosure of Cash Flow Information

Cash paid during the period for:

Income taxes $ 528

Disclosure of Accounting Policy

For purposes of the Statement of Cash Flows, the Corporation considers all highly-liquid investments readily convertible to known amounts of cash as cash equivalents.

See accompanying notes and auditors' report.

PENSION PLANNERS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
September 30, 2006

Note 1: Summary of Significant Accounting Policies

The following items comprise the significant accounting policies of the Corporation. The policies reflect industry practices and conform to generally accepted accounting principles.

Corporation's Activities

The Corporation is engaged in the sale of mutual funds and variable annuities to individuals, organizations and businesses in Northern California and Nevada. Commissions are paid by both mutual fund and insurance companies to Pension Planners Securities, Inc., which in turn pays commissions to its security representatives.

Income Taxes

Income tax expense includes current federal and state taxes. There are no deferred taxes as the Corporation reports its income on the same basis of accounting for financial statement and income tax purposes.

Operations

The Corporation's operations are conducted from the same offices as another corporation controlled by the same shareholders. The related corporation incurs the burden of substantially all common general and administrative expenses, thereby reducing the direct expenses of Pension Planners Securities, Inc. However, Pension Planners Securities, Inc. has been charged $544,500 by the related corporation for common expenses which include payroll tax expense related to compensation paid to the Corporation's shareholder employees. Management believes that this amount adequately reflected its share of the common expenses for the year ended September 30, 2006. The total charges are included in and are listed as common administrative expenses in the income statement.

Note 2: Investments - Securities

The balance represents investments in equity securities at the lower of cost or market for all the equity securities held at September 30, 2006.

Note 3: Related Party Transactions

Commissions of $339,884 for the year ended September 30, 2006 were paid to the shareholders and are included in commission expenses on the statement of income and retained earnings.

A related corporation is common paymaster for the reporting of payroll of the Corporation's shareholder employees (officer's compensation in the statement of income). Thus, a reimbursement to the common paymaster for federal and California employer payroll taxes has been paid to the related corporation and is included in the statement of income with common general and administrative expense (see Note 1 Operations).

Note 4: Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Corporation is required to maintain net capital of not less than $5,000; at September 30, 2006, the Corporation had net capital of $61,806.

PENSION PLANNERS SECURITIES, INC.
September 30, 2006

Pension Planners Securities, Inc. does not retain customer funds or customer securities. The following schedules are inapplicable and thus have not been prepared:

- Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
- Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3
- A Reconciliation pursuant to Rule 17a-5(d)(4)

GREG M. LANG, C.P.A., INC.

SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Pension Planners Securities, Inc.
Sacramento, California

I have examined the financial statements of Pension Planners Securities, Inc. for the year ended September 30, 2006 and have issued my report thereon dated November 20, 2006. As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system. The Corporation is exempt from compliance with Rule 15c3-3. No facts came to my attention indicating that the conditions of the exemption had not been complied with during the period. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgment by Management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by Management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding instructions, mistakes of judgment, carelessness, or other personnel factors. Control procedures whose effectiveness depends on

335 33rd Street, Sacramento, CA 95816

Phone: 916.443.4502 ¥ **Facsimile:** 916.443.6746 ¥ **Pager:** 916.326.8106 ¥ **E-mail:** gmlcpa@aol.com

segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by Management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended September 30, 2006, which was made for the purposes set forth in the first paragraph above, and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weakness that I believe to be material except that often substantially all accounting functions are performed or directed by one individual and supervised or intermittently reviewed by one individual (shareholder). This lack of segregation of duties allows opportunity for accounting improprieties to occur without collusion. Although not a formal control, each of the shareholders has full access to all accounting records and is extremely familiar with the transactions and business activities of the Corporation.

November 20, 2006